Contact

www.linkedin.com/in/bethany-oyefeso-7544781a2 (LinkedIn)

Top Skills

Menu Development

Recipe Development

International Cuisines

Certifications

ServSafe Food Handler

Core subjects 4-8

Texas Food Manager Certification Program

Bethany Oyefeso

Co-Founder at AllIDoIsCook

Greater Houston

Experience

TwoThirtyFour Kitchen

Co-Founder

April 2018 - Present (4 years 2 months)

AllIDoIsCook

Co-Founder

July 2018 - Present (3 years 11 months)

Houston, Texas, United States

ChopnBlok Smokehouse LLC

Culinary Creative

September 2018 - January 2020 (1 year 5 months)

KIPP Texas Public Schools - Houston

Mathematics Teacher

August 2016 - August 2018 (2 years 1 month)

Houston, Texas

Teach For America

Corps Member

June 2016 - May 2018 (2 years)

IPAA International Performing Arts Academy

Lead Instructor

August 2014 - August 2016 (2 years 1 month)

Education

Culinary Institute LENOTRE

Elite Diplome de Cuisine, Culinary Arts/Chef Training · (2019 - 2019)

University of Houston

Bachelor of Arts - BA, Communication and Media Studies · (2011 - 2015)